SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 19, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
CNPJ No. 01,832,635/0001-18
NIRE 35,300,150,007
MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JANUARY 30, 2009

Date, time and place: January 30, 2009 at 12 o’clock noon, at the registered office of the Corporation located at Av. Jurandir, 856, Lote 04, 1st floor, Jardim Ceci, in the City and State of São Paulo. Quorum: All members of the Board of Directors were in attendance. Chair: Maria Cláudia Oliveira Amaro – Chairwoman, and Flávia Turci – Secretary. Agenda and Resolutions: 1) The Board approved the vote cast by the Corporation, in its capacity as sole shareholder, at the Special Shareholders’ Meeting of TAM Linhas Aéreas S/A, approving the execution of the Import Finance Facility Agreement in the amount of US$21,342,130.19 entered into with Banco Bradesco S/A – New York Branch, which execution took place in the current month of January, being thus ratified all action taken in connection therewith to date; 2) The Board approved a repurchase of shares of the capital stock of the Corporation on the following terms: (a) Purpose: Purchase of the preferred shares issued by the Corporation, to be kept as treasury shares for future retirement or sale without reduction of the capital stock, (b) Amount of Shares to be Purchased: The purchase will be limited to 3,596,629 (three million, five hundred ninety-six thousand, six hundred and twenty-nine) preferred shares, which amount is equivalent to 5% (five percent) of all outstanding preferred shares, (c) Deadline for Transactions: The deadline for the transactions is 365 (three hundred and sixty-five) days from the date hereof. The shares will be purchased on the floor of the São Paulo Stock Exchange, (d) Amount of Outstanding Shares: There are 75,771,343 (seventy-five million, seven hundred seventy-one thousand, three hundred and forty-three) shares outstanding, (e) Authorized Financial Institutions: UBS Pactual Corretora de Títulos e Valores Mobiliários S/A, with its registered office at Av. Brigadeiro Faria Lima, 3,729, 10th floor – part, São Paulo – SP, registered with CNPJ under No. 43,815,158/0001-22; and Credit Suisse (Brasil) S/A CTVM, with its registered office at Av. Brigadeiro Faria Lima, 3.064, 13th floor – part, Jardim Paulistano, São Paulo – SP. Closing: As there was no more business to be transacted, the proceedings were closed and these minutes were drafted in summary form and then read and executed by all present. São Paulo, January 30, 2009. Chairwoman: Maria Cláudia Oliveira Amaro; Secretary: Flávia Turci. Directors: Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Adalberto de Moraes Schettert, Luiz Antonio Viana, Waldemar Verdi Júnior, Alexandre Silva, Pedro Parente and Noemy Almeida Oliveira Amaro. This is a true copy of the minutes recorded in the proper book.

Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.